Valeant Pharmaceuticals International, Inc.
700 Route 202/206 North, Bridgewater, NJ 08807
Tel: 908.927.1400, Fax: 908.927.1401
www.valeant.com

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

November 12, 2013

BY EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:	Valeant Pharmaceuticals International, Inc.
Form 10-K for fiscal year ended December 31, 2012
Filed February 28, 2013
File Number: 001-14956

Dear Mr. Rosenberg:

Valeant Pharmaceuticals International, Inc. hereby submits this letter in response to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 31, 2013.  For your convenience, the Staff’s comment has been reprinted in italics below and our response is in regular print.  References to “we,” “our,” “Valeant” or the “Company” in this response are to Valeant Pharmaceuticals International, Inc.

In addition, please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, with respect to portions of the response to Comment 1.  Such response is being provided to the Commission in its entirety in hard copy under separate cover along with the request for confidential treatment.  Please note the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[***]”).

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Jim B. Rosenberg
November 12, 2013

Notes to Consolidated Financial Statements

Note 21:  Income Taxes, page F-72

1.
We acknowledge your response to comment 1.  In order to help us understand the mix comprising your foreign tax benefits of 145% of foreign pre-tax loss in 2012 and 681% of 2011 foreign pre-tax income, please provide us a listing by jurisdiction of pre-tax income/loss and tax provision/benefit segregated between current and deferred.  For each jurisdiction with a significant tax benefit, please explain to us how that benefit is realizable in that jurisdiction, especially if that jurisdiction has a pre-tax loss.

Response:
The Company respectfully submits that, as shown in the effective tax rate reconciliation included in the Annual Report, and further explained in the Risk Factors, the factors contributing the greatest impact on our foreign rate differential relate to the changes in the mix of activities and income (and loss) earned (generated) among the different jurisdictions in which we operate and our resulting tax expense (or benefit) on such income in those jurisdictions.  Below we have provided a listing by jurisdiction, with certain jurisdictions being combined to be consistent with our internal reporting, of pre-tax income/loss and tax provision/benefit segregated between current and deferred.  Below the table we have provided further information regarding each jurisdiction.

	Year-ended 12/31/2011			Year-ended 12/31/2012
(in 000’s)	Income before Income taxes	Current Tax	Deferred Tax	Income before Income taxes	Current Tax	Deferred Tax

Canada	[***]	[***]	[***]	[***]	[***]	[***]
Barbados/ Bermuda	[***]	[***]	[***]	[***]	[***]	[***]
US	[***]	[***]	[***]	[***]	[***]	[***]
ROW	[***]	[***]	[***]	[***]	[***]	[***]
	(18,000)	39,891	(217,450)	(394,228)	63,526	(341,729)

Canada – Our parent jurisdiction, Canada, has a full valuation allowance against a deferred tax asset for tax losses of the primary entity, Valeant Pharmaceuticals International, Inc.  Taxes are paid and recorded for withholding and other various minimum taxes with minimal benefits being generated for extensive losses.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Jim B. Rosenberg
November 12, 2013

Barbados & Bermuda – As disclosed in the notes to our financial statements, the majority of our intangible property is owned and utilized by our subsidiaries located in Barbados and Bermuda.  The current and deferred tax liabilities are minimal in these jurisdictions due to their low statutory tax rates.

United States – In the U.S. jurisdiction, we have significant deferred tax liabilities, principally as a result of intangible basis step-ups recorded in connection with our recent acquisitions (Medicis in 2012 for $2.6B and the acquisition by the Company (then known as Biovail Corporation) of Valeant Pharmaceuticals International (“Legacy Valeant”) in 2010 for $3.9B).  The amortization of these intangibles for financial accounting purposes contributes to the loss reported in the U.S., but this amortization is not deductible for U.S. federal income tax purposes.  When scheduled out, our deferred tax liabilities are anticipated to be realized in a similar timeframe as our deferred tax assets in such a way that it is not expected that any of our deferred tax assets will expire in the US. Thus, the reversal of the large intangible related deferred tax liability results in a corresponding deferred tax benefit in the income statement.

ROW – Our remaining jurisdictions include Eastern Europe, Central America, South America and Australia.  Similar to the U.S., amortization of intangibles results in the reversal of deferred tax liabilities recorded in these jurisdictions which generates a deferred tax benefit.  The mix of earnings in these jurisdictions varies over time as some countries develop stronger returns than others.  A large majority of these jurisdictions are current taxpayers.

As is shown in the chart and discussed above, large deferred tax benefits are generated in tax jurisdictions where realization of those benefits is not in question.  Additionally, income is generated in various jurisdictions which have lower statutory tax rates on the profits realized.  This tax footprint results in the large foreign rate differential.  As can be seen above, the non-Canadian jurisdictions have a mixture of profits and losses which net into our overall results while their tax impacts are specific to the laws of such jurisdictions.

As was noted in our initial response to ensure that the Company is clearly communicating the impact of the mix of net foreign income and the resulting statutory rate differential on its 2013 effective tax rate, the Company proposes to modify the discussion in the Income Taxes section of the MD&A to add the following underlined language.  Such language will be contained in the Company’s 2013 Annual Report on Form 10-K (for future comparatives, the actual disclosures will be revised appropriately to reflect the actual results in those subsequent periods):

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. § 200.83
BY VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

Jim B. Rosenberg
November 12, 2013

In 2012, our effective tax rate was impacted by (i) income earned in jurisdictions with a lower statutory rate than in Canada; (ii) losses in a jurisdiction with a higher statutory tax rate than in Canada, (iii) the release of valuation allowance against a portion of the deferred tax assets in respect of our Canadian tax attributes recognized to the extent of deferred tax liabilities from acquisition; (iv) the increase in liabilities for uncertain tax positions; (v) the increase of taxable foreign income in Canada; (vi) non-deductible stock based compensation and realized foreign exchange gains where a full valuation allowance is recorded against tax loss carryforwards, and (vii) non-deductible transaction costs incurred in connection with the Medicis acquisition. Our consolidated foreign rate differential reflects the net total of the tax cost or benefit of income earned or losses incurred in jurisdictions outside of Canada as compared to the net total of the tax cost or benefit of such income (on a jurisdictional basis) at the Canadian statutory rate.  Tax costs below the Canadian statutory rate generate a beneficial foreign rate differential as do tax benefits generated in jurisdictions where the statutory tax rate exceeds the Canadian statutory tax rate.  It is not expected that the net total of the foreign rate differentials generated in each jurisdiction in which we operate will bear a direct relationship to the net total amount of foreign income (or loss) earned outside Canada.

Thank you for your consideration of our response.  Should you have any questions, please call the undersigned at (908) 927-1901.

Very truly yours,

/s/ Howard B. Schiller
Howard B. Schiller
Executive Vice President and
Chief Financial Officer

cc:	Ibolya Ignat, Staff Accountant
Mark Brunhofer, Senior Staff Accountant